UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Victory Capital Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

92645B103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Reverence Capital Partners Opportunities Fund I, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,793,518
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,793,518

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,793,518
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.08%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 68,509,826 shares of Class A Comnon Stock (“Class A Shares”) outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

1.	Names of Reporting Persons Reverence Capital Partners Opportunities Fund I (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,318,587
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,318,587

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,587
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.38%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 68,509,826 Class A Shares outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

1.	Names of Reporting Persons Reverence Capital Partners Opportunities Fund I (AI), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 44,590
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 44,590

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,590
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.07%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 68,509,826 Class A Shares outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

1.	Names of Reporting Persons RCP Lake Co-Invest, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons RCP Opp Fund I GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,246,386(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,246,386(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,246,386(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.66%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents (i) 5,156,695 Class A Shares indirectly owned in its capacity as general partner of RCPO, RCPO Cayman, and RCPO AI, as increased by (ii) 89,691 Class A Shares held directly.
(2)	Calculated based on 68,509,826 Class A Shares outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

1.	Names of Reporting Persons RCP GenPar LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,246,386
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,246,386

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,246,386
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.66%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 68,509,826 Class A Shares outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

1.	Names of Reporting Persons RCP GenPar HoldCo LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,246,386
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,246,386

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,246,386
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.66%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 68,509,826 Class A Shares outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

1.	Names of Reporting Persons RCP Co-Invest GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 238,419
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 238,419

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,419
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.35%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 68,509,826 Class A Shares outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

1.	Names of Reporting Persons Reverence Capital Partners LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 238,419
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 238,419

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,419
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.35%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 68,509,826 Class A Shares outstanding as of October 31, 2022 as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

Item 1(a).	Name of Issuer:

Victory Capital Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15935 La Cantera Parkway San Antonio, Texas 78256

Item 2(a).	Names of Persons Filing:

This statement is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

1.  Reverence Capital Partners Opportunities Fund I, L.P. (“RCPO”)

2.  Reverence Capital Partners Opportunities Fund I (Cayman), L.P. (“RCPO Cayman”)

3.  Reverence Capital Partners Opportunities Fund I (AI), L.P. (“RCPO AI”)

4.  RCP Lake Co-Invest, L.P. (“Lake Co-Invest”)

5.  RCP Opp Fund I GP, L.P. (“Fund I GP”), general partner of RCPO, RCPO Cayman, and RCPO AI

6.  RCP GenPar LP (“GenPar LP”), general partner of Fund I GP

7.  RCP GenPar HoldCo LLC (“GenPar HoldCo”), general partner of GenPar LP

8.  RCP Co-Invest GP LLC (“Co-Invest GP”), general partner of Lake Co-Invest

9.  Reverence Capital Partners LLC (“RCP LLC”), managing member of Co-Invest GP

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

C/O Reverence Capital Partners LLC 590 Madison Ave., 29th Floor New York, NY 10022

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

92645B103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

RCPO directly holds 2,793,518 Class A Shares, RCPO Cayman directly holds 2,318,587 Class A Shares, and RCPO AI (together with RCPO and RCPO Cayman, the “Fund I Entities”) directly holds 44,590 Class A Shares. Fund I GP directly holds 89,691 Class A Shares and is the general partner of each of the Fund I Entities, GenPar LP is the general partner of Fund I GP, and GenPar HoldCo is the general partner of GenPar LP, and accordingly each of the foregoing may be deemed to have beneficial ownership of the aggregate 5,246,386 Class A Shares held by the Fund I Entities and Fund I GP, constituting an aggregate of 7.66% of the Issuer’s outstanding Common Stock.

Co-Invest GP directly holds 238,419 Class A Shares. RCP LLC is the managing member of Co-Invest GP, and accordingly each of the foregoing may be deemed to have beneficial ownership over the 238,419 Class A Shares held by Co-Invest GP, constituting 0.35% of the Issuer’s outstanding Common Stock.

All calculations of percentage ownership are based on 68,509,826 Class A Shares outstanding as of October 31, 2022, as reported on the Issuer’s Form 10-Q filed on November 7, 2022.

This filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof one of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

This statement is being made solely with respect to Lake Co-Invest.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Reverence Capital Partners Opportunities Fund I, L.P.

By:	RCP Opp Fund I GP, L.P., its general partner
By:	RCP GenPar LP, its general partner
By:	RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory

Reverence Capital Partners Opportunities Fund I (Cayman), L.P.

By:	RCP Opp Fund I GP, L.P., its general partner
By:	RCP GenPar LP, its general partner
By:	RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory

Reverence Capital Partners Opportunities Fund I (AI), L.P.

By:	RCP Opp Fund I GP, L.P., its general partner
By:	RCP GenPar LP, its general partner
By:	RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory

RCP Opp Fund I GP, L.P.

By:	RCP GenPar LP, its general partner
By:	RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory

RCP GenPar LP

By:	RCP GenPar HoldCo LLC, its general partner

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory

RCP GenPar HoldCo LLC

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory

RCP Lake Co-Invest, L.P.

By:	RCP Co-Invest GP LLC, its general partner
By:	Reverence Capital Partners, LLC, its managing member

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory

RCP Co-Invest GP LLC

By:	Reverence Capital Partners, LLC, its managing member

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory

Reverence Capital Partners LLC

By:	/s/ Milton Berlinski
Name: Milton Berlinski
Title: Authorized Signatory